UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 000-24923
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CONEXANT SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CONEXANT SYSTEMS, INC.
4000 MACARTHUR BLVD
NEWPORT BEACH, CALIFORNIA 92660-3095

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-12

SUPPLEMENTAL SCHEDULE:	13

Form 5500, Schedule H, Part IV, Line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2008	14

NOTE: Other schedules required by Section 2520.103-10 the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

Signature	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Trustees and Participants
Conexant Systems, Inc. Retirement Savings Plan
Newport Beach, California
We have audited the accompanying statement of net assets available for benefits of the Conexant Systems, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statement and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.
/s/ dbb mckennon
Newport Beach, California
June 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Trustees and Participants
Conexant Systems, Inc. Retirement Savings Plan
Newport Beach, California
We have audited the accompanying statement of net assets available for benefits of the Conexant Systems, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/ McKENNON, WILSON & MORGAN, LLP
Irvine, California
June 30, 2008

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments—at fair value (Notes 3, 4, and 5):
Cash and cash equivalents	$—	$248,194
Conexant common stock fund	—	7,650,767
Skyworks common stock fund	—	3,883,200
Mindspeed common stock fund	—	1,250,174
Shares of mutual funds	107,832,156	186,618,706
Interest in collective trust	17,716,532	15,411,580
Participant loans receivable	879,434	1,166,147

Total investments	126,428,122	216,228,768

Receivable for securities sold and other	—	31,384

Total assets	126,428,122	216,260,152

LIABILITIES—Payable for excess contributions and other	—	144,911

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	126,428,122	216,115,241

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	955,665	167,486

NET ASSETS AVAILABLE FOR BENEFITS	$127,383,787	$216,282,727

See notes to financial statements.

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

ADDITIONS:
Investment income (loss):
Net depreciation in fair value of investments	$(64,617,890)	$(4,432,502)
Interest and dividends	4,945,377	12,081,145

Total investment income (loss)	(59,672,513)	7,648,643

Contributions:
Participant	7,608,454	11,533,423
Employer	2,642,748	3,694,437
Rollover	908,805	646,910

Total contributions	11,160,007	15,874,770

Total additions, less loss on investments	(48,512,506)	23,523,413

DEDUCTIONS:
Benefits paid and other distributions to participants	(40,378,143)	(28,421,477)
Administrative fees and other deductions	(8,291)	(5,937)

Total deductions	(40,386,434)	(28,427,414)

NET DECREASE	(88,898,940)	(4,904,001)

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	216,282,727	221,186,728

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$127,383,787	$216,282,727

See notes to financial statements.

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
1.	DESCRIPTION OF PLAN

Effective January 1, 1999, Conexant Systems, Inc. (the “Company” or “Plan Sponsor”) adopted the Conexant Systems, Inc. Retirement Savings Plan (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined-contribution plan designed to qualify under Internal Revenue Code (the “Code”) Section 401(a). The Plan covers substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). At December 31, 2008, the Plan had 2,884 participants.

Fidelity Investments Institutional Operations Company, Inc. provides recordkeeping services to the Plan in its capacity as agent for the trustee, Fidelity Management Trust Company (“Fidelity”), pursuant to the terms of the trust agreement between Conexant Systems, Inc. Trust (the “Trust”) and Fidelity. All of the Plan’s assets are kept in the Trust. As of December 31, 2008 and 2007, the Plan owned 100% of the total net assets available for benefits in the Trust. Net assets of the Trust and Plan-specific expenses are allocated to the Plan based on specific identification. Net investment income, gains and losses, and general expenses are allocated based on the Plan’s proportional share of net assets in the Trust.

Contributions—Employees can contribute up to 35% of base compensation through payroll deductions on a pre-tax, post-tax, or combination basis, up to the annual maximum pre-tax dollar limit established by the IRS ($15,500 for the 2008 and 2007 plan years, respectively). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 26 mutual funds and includes an interest in a collective trust as investment options.

The Company has a fixed matching contribution and a discretionary profit-sharing contribution. The discretionary profit-sharing contribution is to be determined by the Employee Benefit Plan Committee, in its sole discretion, based upon the financial performance of the Company. The discretionary profit-sharing contribution is to be allocated to all eligible participants employed on the last day of the Plan year on a pro-rata basis based on each participant’s compensation.

During the 2008 plan year, the Company matched 66.66% on the first 6% of eligible contributions made to the Plan in cash; contributions were allocated based on participant investment elections in effect at the time of the Company matching contributions. The Company suspended matching contributions effective January 31, 2009.

Rollovers—Participants may at any time elect to rollover amounts from other qualified plans, individual retirement accounts, tax-deferred annuities, or Code Section 457 governmental plans.

Participant Accounts—Each participant’s account reflects the participant’s contributions, the Company’s matching contributions (if any), an allocation of Plan earnings (losses), and an allocation of administrative expenses. Administrative expenses are equally allocated to all participants. Participants are permitted at any time to transfer all or a portion of the value of their interest in the Plan’s investment funds into one or more of the other investment funds.

Vesting—The Company matching contributions and related earnings thereon will vest as follows: 40% after two years of service, 70% after three years of service, and 100% after four years of service, or in the event of death, disability, or the attainment of age 60.

Payment of Benefits—Balances may be withdrawn when participants become disabled, die, retire, or terminate employment. Balances may be kept in the Plan, in any of the Plan’s investment options, if the balance is greater than $1,000. Upon retirement, a participant may elect to receive a lump-sum amount or 10 or fewer annual installments equal to the value of his or her account.

Withdrawals—A participant who has attained age 59 1/2 may withdraw part or all of his/her vested account balance.

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan Administrator, but are limited to the value of the participant’s pre-tax contributions and the participant’s immediate financial need. Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for six months. If applicable, the hardship withdrawal may be subject to a 20% mandatory federal income tax withholding and a 10% federal income tax penalty and state tax.

Forfeited Accounts—At December 31, 2008 and 2007, there were no material accounts that were not fully vested. If forfeited, these accounts would be used to reduce employer contributions and/or administrative expenses. During the years ended December 31, 2008 and 2007, employer contributions to the Plan were reduced by $157,010, and $460,435, respectively, from forfeited, nonvested accounts.

Plan Termination—The Company has the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

Effective January 1, 2008, and as a result of a sale of the Broadband Media Processing (“BMP”) business of the Company, a partial plan termination occurred. In connection therewith, employees of BMP who became employees of NXP, B.V. following its acquisition of BMP, and who were active participants in the Plan on August 8, 2008 and any other employees who were involuntarily terminated in 2008, became fully vested in their unvested employer contributions.

Participant Loans Receivable—Participants who are active employees of the Company may borrow up to the lesser of 50% of their account balance in the Plan or $50,000. The minimum loan is $1,000. Loans are repayable ratably through biweekly payroll deductions over a period not to exceed five years, except for loans for the purchase or construction of a participant’s principal residence, which provide for repayment over a reasonable period of time that may not exceed 10 years. Loans bear interest at the prime rate, as published by the Wall Street Journal on the last day of the preceding quarter in which the loan funds, plus 1% (3.25% at December 31, 2008). Loans outstanding at December 31, 2008 and 2007 bear interest at rates ranging from 5% to 10.5% and mature between January 2009 and March 2014. There were no material loans in default outstanding at December 31, 2008 and 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including stocks, bonds, fixed-income securities and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—As further discussed in Note 4, the Plan’s investments are stated at fair value, except for the Fidelity Managed Income Portfolio (the”Fund”) which is stated at contract value (see Note 5).

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, with respect to fully benefit-responsive investment contracts held by the Fund, which is provided as an investment option to participants in the Plan.

As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided for by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for benefits (see Notes 3, 4, and 5).

Payment of Benefits—Benefits are recorded when paid. There were no outstanding payments allocated to the accounts of persons who have elected to withdraw from the Plan as of December 31, 2008 and 2007.

Expenses—Certain expenses such as loan fees and transaction costs are paid directly out of individual participant funds. All other expenses including administrative fees and audit fees are paid by the Company. Administrative expenses charged to the Plan are reflected in the accompanying Statements of Changes in Net Assets Available for Benefits.

Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the Code’s limits.

Reclassifications—Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits at fair value as of December 31, 2008 and 2007 are as follows:

	2008	2007
Fidelity Contrafund	$14,713,740	$20,710,821
Fidelity Diversified International	12,151,368	29,920,032
Fidelity Mid-Cap Stock	N/A	13,118,732
Fidelity Freedom 2020	7,620,132	12,970,104
Fidelity Retirement Money Market	17,138,285	16,094,663
Spartan U.S. Equity Index	10,213,150	20,598,698
Fidelity U.S. Bond Index	7,864,789	N/A
Fidelity Managed Income Portfolio (stable value)	17,716,532	15,411,580

The Plan’s investments (including gains and losses on investments held, bought and sold) appreciated (depreciated) in value during the years ended December 31, 2008 and 2007 as follows:

	2008	2007
Conexant Common Stock Fund	$—	$(9,758,225)
Skyworks Common Stock Fund	—	722,115
Mindspeed Common Stock Fund	—	(714,396)
Mutual funds and other investments	(64,617,890)	5,318,004

	$(64,617,890)	$(4,432,502)

The Fund holds investments in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into “wrapper” contracts issued by third parties. A wrapper contract (or wrap or synthetic wrap) is an agreement by another party, such as a bank or insurer, to make payments to the fund in certain circumstances. Wrap contracts are designed to allow a stable value fund to maintain a constant net asset value and to protect the fund in extreme circumstances. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1.00 per unit; although there is no guarantee that the Fund will be able to maintain this value.
The Fund is presented at the estimated fair value, which has been determined based on the unit value of the Fund as of the close of the New York Stock Exchange, on the statements of net assets available for benefits and is adjusted to contract value to arrive at net assets available for benefits. The fair value equals the total of the fair value of the underlying assets plus the total wrap rebid value. The wrap rebid value was immaterial at December 31, 2008 and 2007, respectively.
4.	FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted FASB Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”), as well as certain related FASB staff positions. SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that marketplace participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

SFAS No. 157 also establishes a fair value hierarchy for measurements of fair value as follows:
•	Level 1 – quoted market prices in active markets for identical assets or liabilities

•	Level 2 – inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

•	Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

As of December 31 2008, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Investments in Mutual Funds	$107,832,156	$—	$—	$107,832,156
Interest in Collective Trust	—	17,716,532	—	17,716,532
Participant Loans	—	—	879,434	879,434

Total	$107,832,156	$17,716,532	$879,434	$126,428,122

The Plan employs the following approaches in valuing its investments:
•	Investments in registered investment companies are valued using quoted market prices, as all have active markets.

•	The Fidelity Managed Income Portfolio is an investment in a collective trust. The underlying investments collective trust are primarily in pools of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond and securities trusts, and mutual funds. The investments of the collective trust are valued based on the aggregate market values of the applicable bonds, bond and securities trusts, and other investments.

•	Participant loans are valued at their outstanding balances, which approximates fair value.
Below is a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008:

Participant Loans
Balance as of January 1, 2008	$1,166,147
Issuances, repayments, and settlements, net	(286,713)

Balance as of December 31, 2008	$879,434

5.	INVESTMENT CONTRACTS

The Fidelity Managed Income Portfolio is an investment in a collective trust, which has entered into benefit-responsive guaranteed investment contracts and wrapper contracts with various financial institutions. The financial institutions maintain the contributions in general accounts. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Since the guaranteed investment contracts held by the Fidelity Managed Income Portfolio are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the collective trust by the manager of the Fidelity Manages Income Portfolio, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers.

The Fidelity Managed Income Portfolio has purchased wrapper contracts from financial institutions. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for underlying investments). The issuers of the wrapper contracts provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Fidelity Managed Income Portfolio elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

The wrapper contracts do not permit the issuers to terminate the contracts unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or material and adverse changes occur to the provisions of the Plan.

Year Ended
December 31,
2008
Average Yields:
Based on actual earnings	3.04%
Based on interest rate credited to participants	3.57%
6.	RECONCILIATON OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to Form 5500:

2008
Net assets available for benefits per the financial statements	$127,383,787

Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(955,665)

Net assets available for benefits per Form 5500	$126,428,122

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements for the year ended December 31, 2008 to Form 5500:

2008
Net decrease in net assets available for benefits	$(88,898,940)

Other	1

Less — Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(788,179)

Net decrease in net assets per Form 5500	$(89,687,118)

7.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated December 13, 2000, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan for investment management services amounted to $8,291 and $5,937 for the years ended December 31, 2008 and 2007, respectively.

At December 31, 2008 and 2007, the Plan held zero and 9,217,792 shares in common stock of Conexant Systems, Inc., the sponsoring employer, with a cost basis of zero and $21,667,854, respectively. During the years ended December 31, 2008 and 2007, the Plan recorded no dividend income.

9.	LEGAL MATTER

In February 2005, the Company and certain of its current and former officers and the Company’s Employee Benefits Plan Committee were named as defendants in Graden v. Conexant, et al., a lawsuit filed on behalf of all persons who were participants in the Company’s 401(k) Plan (Plan) during a specified class period. This suit was filed in the U.S. District Court of New Jersey and alleges that the defendants breached their fiduciary duties under the Employee Retirement Income Security Act, as amended, to the Plan and the participants in the Plan. The plaintiff filed an amended complaint on August 11, 2005. The amended complaint alleged that plaintiff lost money in the Plan due to (i) poor Company merger-related performance, (ii) misleading disclosures by the Company regarding the merger, (iii) breaches of fiduciary duty regarding management of Plan assets, (iv) being encouraged to invest in Conexant Stock Fund, (v) being unable to diversify out of said fund and (vi) having the Company make its matching contributions in said fund. On October 12, 2005, the defendants filed a motion to dismiss this case. The plaintiff responded to the motion to dismiss on December 30, 2005, and the defendants’ reply was filed on February 17, 2006. On March 31, 2006, the judge dismissed this case and ordered it closed. Plaintiff filed a notice of appeal on April 17, 2006. The appellate argument was held on April 19, 2007. On July 31, 2007, the Third Circuit Court of Appeals vacated the District Court’s order dismissing plaintiff’s complaint and remanded the case for further proceedings. On August 27, 2008, the motion to dismiss was granted in part and denied in part. The judge left in claims against all of the individual defendants as well as against the Company. In January 2009, the Company and the plaintiff agreed in principle to settle all outstanding claims in the litigation for $3.25 million.

On May 21, 2009, plaintiffs’ attorneys filed with the District Court a motion asking the court to grant its preliminary approval of the proposed settlement and set a date for a final hearing on the settlement, after notice to the class, the obtaining of an allocation of the dollar recovery, and certain other preconditions set forth in the settlement agreement. On June 18, 2009, the District Court issued an order that, among other things, preliminarily approved the settlement, defined the settlement class as all current and former participants in the Plan whose accounts held an interest in the common stock of Conexant at any time from March 1, 2004 to and including May 15, 2009, and set September 11, 2009 as the date for the settlement fairness hearing. The Company recorded a special charge of $3.7 million in the first fiscal quarter of 2009 to cover this settlement and any associated costs.

10.	SUBSEQUENT EVENTS

Effective January 31, 2009, the Company suspended its prior practice of matching a portion of Plan participants’ eligible contributions to the Plan.
* * * * * *

SUPPLEMENTAL SCHEDULE

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN
Employer Identification Number (EIN) 25-1799439, Plan 001
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	(b)	(c)
	Identity of	Description of Investment,
	Issue, Borrower,	Including Maturity Date,	(e)
	Lessor, or Similar	Rate of Interest, Collateral,	Current
(a)	Party	Par, or Maturity Value	Value
	Baron Growth	Mutual fund	$4,093,464
	VK Growth & Income Fund	Mutual fund	2,467,197
	Royce Mutual Investments	Mutual fund	254,203
*	Fidelity Low Price Stock Fund	Mutual fund	2,777,208
*	Fidelity Growth Company	Mutual fund	3,857,845
*	Fidelity OTC Portfolio	Mutual fund	1,253,934
*	Fidelity Equity Income	Mutual fund	3,410,414
*	Fidelity Contrafund	Mutual fund	14,713,740
*	Fidelity Diversified international	Mutual fund	12,151,368
*	Fidelity Mid-Cap Stock	Mutual fund	5,480,517
*	Fidelity Freedom Income	Mutual fund	727,206
*	Fidelity Freedom 2000	Mutual fund	503,256
*	Fidelity Freedom 2005	Mutual fund	87,015
*	Fidelity Freedom 2010	Mutual fund	2,456,949
*	Fidelity Freedom 2015	Mutual fund	1,142,700
*	Fidelity Freedom 2020	Mutual fund	7,620,132
*	Fidelity Freedom 2025	Mutual fund	1,715,587
*	Fidelity Freedom 2030	Mutual fund	4,610,771
*	Fidelity Freedom 2035	Mutual fund	1,291,586
*	Fidelity Freedom 2040	Mutual fund	1,055,772
*	Fidelity Freedom 2045	Mutual fund	49,354
*	Fidelity Freedom 2050	Mutual fund	144,918
*	Fidelity U.S. Bond Index	Mutual fund	7,864,789
*	Fidelity Retirement Money Market	Mutual fund	17,138,285
	Spartan U.S. Equity Index	Mutual fund	10,213,150
	Spartan Extended Market Index	Mutual fund	750,796
*	Fidelity Managed Income portfolio (stable value)	Common collective trust	17,716,532
*	Participant loans receivable	Bearing interest from 5.00% to 10.50% and maturing between January 2009 and March 2014	879,434

			$126,428,122

*	Identified as a party-in-interest to the Plan.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONEXANT SYSTEMS, INC. RETIREMENT SAVINGS PLAN
Date: June 26, 2009	By:	/s/ JEAN HU
Jean Hu Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. and Member of the Employee Benefit Plan Committee